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                                                                    EXHIBIT 12.1

                  COMPUTATION OF RATIO OF EARNINGS TO COMBINED
                   FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                        (In thousands, except ratio data)

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                                                                                Year ended December 31,
                                                             --------------------------------------------------------------

                                                                  2003         2002         2001        2000        1999
                                                             --------------------------------------------------------------

Income Before Minority Interests                                 $12,955       $13,428     $19,666     $17,962     $16,754
   Add:
      Distributed Income of Equity Investees                         656           719         803         302         287
      Fixed Charges and Preferred Dividends Excluding
      Capitalized Interest                                        31,947        27,724      29,866      31,289      28,983
      Amortization of Capitalized Interest                           111            79          53          39           8
      Equity in Loss of Equity Investees                               -             -           -           -         204
   Deduct:
      Gain on Sale of Real Estate                                (1,160)       (2,164)     (5,550)     (3,795)       (974)
      Preferred Dividends                                        (2,375)       (1,151)     (3,360)     (3,360)     (3,407)
      Equity in Earnings of Equity Investees                       (252)         (790)       (813)       (198)           -
                                                             ------------   ----------- -----------  ----------  ----------
                                                                 $41,882       $37,845     $40,665     $42,239     $41,855
                                                             ============   =========== ===========  ==========  ==========

Fixed Charges:
   Interest Expense including Amortization of Debt Costs         $29,432       $26,429     $26,332     $27,756     $25,421
   Capitalized Interest                                              586         1,243         348       1,310       1,694
   Interest Factor in Rental Expense                                 140           144         174         173         155
                                                             ------------   ----------- -----------  ----------  ----------
   Total Fixed Charges                                           $30,158       $27,816     $26,854     $29,239     $27,270
   Preferred Stock Dividends                                       2,375         1,151       3,360       3,360       3,407
                                                             ------------   ----------- -----------  ----------  ----------
   Total Fixed Charges and Preferred Dividends                   $32,533       $28,967     $30,214     $32,599     $30,677
                                                             ============   =========== ===========  ==========  ==========

Ratio of Earnings to Combined Fixed Charges                          1.4           1.4         1.5         1.4         1.5
Ratio of Earnings to Combined Fixed Charges and Preferred
Dividends                                                            1.3           1.3         1.3         1.3         1.4


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